EXHIBIT 99.1

Alvarion (in Receivership and Liquidation) Announces NASDAQ Filing of Form 25

ROSH HA'AYIN, Israel, Sept. 10, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTC Pink:ALVRQ) announced today that the NASDAQ Stock Market ("NASDAQ") issued a press release indicating that NASDAQ will file a Form 25 with the U.S. Securities and Exchange Commission, to complete the delisting of the Company's ordinary shares. NASDAQ's announcement follows the NASDAQ Listing and Hearing Review Council's decision, previously announced by the Company on August 11, 2014, to delist Alvarion's ordinary shares. The delisting shall become effective ten days after the Form 25 is filed.

The Company's ordinary shares are currently traded on the OTC Markets – OTC Pink Tier (the "Pink Tier") under the symbol "ALVRQ".  For quotes or additional information on OTC Markets and the OTC Pink Tier, please visit www.otcmarkets.com.

Trading in the Company's ordinary shares on the Tel Aviv Stock Exchange continues to be suspended.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com